SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March 2012

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

ANNUAL GENERAL MEETING OF SHAREHOLDERS

PORTUGAL TELECOM, SGPS S.A.

27 April 2012

PROPOSAL OF SHAREHOLDERS

ITEM 5 ON THE AGENDA:

(To resolve on the election of the members of the corporate bodies and of the Compensation Committee for the term of office of 2012-2014)

Whereas the term of office of the current corporate bodies has ended and considering the legal framework and recommendations applicable to Portugal Telecom. SGPS, S.A., it is necessary to present new members of the corporate bodies for the term of office of 2012-2014;

We propose that it be resolved:

1)             To elect the following members of the corporate bodies for the term of office of 2012-2014:

Board of the General Meeting of Shareholders

Chairman:	António Manuel da Rocha e Menezes Cordeiro
Vice-Chairman:	Eduardo Augusto Vera Cruz Pinto
Secretary:	Francisco Manuel Balixa Tapum Leal Barona

Board of Directors
Chairman:	Henrique Manuel Fusco Granadeiro
Directors:	Zeinal Abedin Mahomed Bava
Alfredo José Silva de Oliveira Baptista
Amílcar Carlos Ferreira de Morais Pires
Carlos António Alves Duarte
Francisco Teixeira Pereira Soares
Gerald Stephen McGowan
João Manuel de Mello Franco
João Nuno de Oliveira Jorge Palma
Joaquim Aníbal Brito Freixial de Goes
José Guilherme Xavier de Basto
José Pedro Cabral dos Santos
Luis Miguel da Fonseca Pacheco de Melo
Manuel Francisco Rosa da Silva
Maria Helena Nazaré
Mário João de Matos Gomes
Milton Almicar Silva Vargas
Nuno Rocha dos Santos de Almeida e Vasconcellos

Otávio Marques de Azevedo
Paulo José Lopes Varela
Pedro Jereissati
Pedro Humberto Durão Leitão
Rafael Luis Mora Funes
Shakhaf Wine

Audit Committee (Directors proposed for the Audit Committee)
Chairman:	João Manuel de Mello Franco
Member:	José Guilherme Xavier de Basto
Member:	Mário João de Matos Gomes

2)     To elect the following members of the Compensation Committee for the term of office of 2012-20114, who shall be remunerated:

Compensation Committee
Chairman:	Álvaro João Duarte Pinto Correia
Member:	Francisco Adelino Gusmão Esteves de Carvalho
Member:	Francisco José Queiroz de Barros Lacerda

The curriculum vitae of each of the above mentioned persons, including all information required by paragraph d) of article 289/1 of the Portuguese Companies Code, are attached hereto.

The Shareholders,

RS HOLDINGS — NIVALIS

CGD — CAIXA GERAL DE DEPÓSITOS

BES - AVISTAR

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 27, 2012

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.